ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

William M. Beaudoin T + 617 854-2337 william.beaudoin@ropesgray.com

August 30, 2017

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Funds I (Registration Nos. 033-44909 and 811- 06520)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds I (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 89 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on June 16, 2017, relating to AMG FQ Long-Short Equity Fund (formerly AMG FQ U.S. Equity Fund) (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

Prospectus

1. Comment: Please consider including a strategy of active and frequent trading of the Fund’s portfolio as a principal investment strategy of the Fund given that the Fund’s portfolio turnover rate during the most recent fiscal year was 178% of the average value of its portfolio and that “High Portfolio Turnover Risk” is listed as a principal risk of investing in the Fund.

Response: Active and frequent trading of the Fund’s portfolio securities is not a principal investment strategy of the Fund and, as such, the Fund respectfully declines to include such disclosure. The Trust notes that the section “Additional Information About the Fund—Other Important Information About the Fund and Its Investment Strategies and Risks—Portfolio

Turnover” includes the following disclosure: “The Fund may sell any security when it believes the sale is consistent with the Fund’s investment strategies and in the Fund’s best interest to do so. This may result in active and frequent trading of portfolio securities.”

2. Comment: Regarding the Fund’s recoupment arrangement, please clarify (in a footnote to the Annual Fund Operating Expenses table or elsewhere) that, during the recoupment period, the Investment Manager may recover from the Fund fees waived and expenses paid only to the extent that such repayment would not cause the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements to exceed the following: 1) the contractual expense limitation amount that was in effect at the time the fees were waived or the expenses were paid, or 2) the Fund’s current expense limitation amount.

Response: During the recoupment period, the Investment Manager may recover from the Fund fees waived and expenses paid to the extent that such repayment would not cause the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements (exclusive of the items noted in the Prospectus) to exceed the following: 1) the contractual expense limitation amount that was in effect at the time the fees were waived or the expenses were paid, or 2) the Fund’s current expense limitation amount. Because the recoupment provision in the Expense Limitation and Recoupment Agreement is protective of shareholders, the Trust does not believe that adding disclosure detailing the operation of this feature of the recoupment would enhance shareholder understanding. Therefore, the Trust respectfully declines to make the requested change.

3. Comment: Please confirm whether derivatives will be included in the Fund’s 80% policy. If so, please disclose that a derivative’s market value (as opposed to its notional value) will be used to include or count the derivative for purposes of the 80% policy.

Response: The Trust confirms that derivatives may be included in the Fund’s 80% policy. For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 under the 1940 Act (a “35d-1 Policy”), the Fund may account for a derivative position by reference to its market value or notional value. The Fund may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Fund’s exposure to investments that are consistent with its 35d-1 Policy. See, e.g., “Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13.

4. Comment: The Staff notes that “Real Estate Industry Risk” is listed as a principal risk of investing in the Fund. Please include corresponding disclosure in the “Summary of the Funds—Principal Investment Strategies” section of the Prospectus.

Response: The requested change has been made.

5. Comment: The Staff notes that “Growth Stock Risk” and “Value Stock Risk” are listed as principal risks of investing in the Fund. Please include corresponding disclosure in the “Summary of the Funds—Principal Investment Strategies” section of the Prospectus.

Response: The requested change has been made.

6. Comment: The Staff notes that “Small- and Mid-Capitalization Stock Risk” is listed as a principal risk of investing in the Fund. Please include corresponding disclosure in the “Summary of the Funds—Principal Investment Strategies” section of the Prospectus.

Response: The requested change has been made.

7. Comment: The Staff notes that “Leverage Risk” is listed as a principal risk of investing in the Fund. Please include corresponding disclosure in the “Summary of the Funds—Principal Investment Strategies” section of the Prospectus.

Response: The Trust notes that the Fund may invest in derivatives, such as futures, swaps, options, and foreign currency forwards or futures, which is disclosed under “Summary of the Funds—Principal Investment Strategies.” Since derivative investments typically involve investment leverage, the Fund believes it is appropriate to include “Leverage Risk” as a principal risk of the Fund. Therefore, the Trust respectfully declines to make the requested change.

8. Comment: The Staff notes that “Model and Data Risk” is listed as a principal risk of investing in the Fund. Please include corresponding disclosure in the “Summary of the Funds—Principal Investment Strategies” section of the Prospectus.

Response: The requested change has been made.

9. Comment: Please confirm that the portfolio managers of the Fund are jointly and primarily responsible for the day-to-day management of the Fund and disclose in accordance with Item 5 of Form N-1A.

Response: The Trust confirms that the portfolio managers of the Fund are jointly and primarily responsible for the day-to-day management of the Fund, and notes that such disclosure appears in the “Fund Management” section of the Prospectus.

10. Comment: Given that the Fund may invest in exchange-traded funds (“ETFs”), please include, if necessary, a line item relating to Acquired Fund Fees and Expenses in the Annual Fund Operating Expenses table.

Response: The Trust confirms that the Annual Fund Operating Expenses table has been prepared in accordance with the requirements of Form N-1A as to Acquired Fund Fees and Expenses and that such line item is not currently required for the Fund.

Please direct any questions you may have with respect to this filing to me at (617) 854-2337.

Very truly yours,

/s/ William M. Beaudoin

William M. Beaudoin

cc:	Mark Duggan, Esq.
Maureen A. Meredith, Esq.
Gregory C. Davis, Esq.
Adam M. Schlichtmann, Esq.